SEC 1344 (7-2000) Previous versions obsolete	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2002 Estimated average burden hours per response . . . 2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER CUSIP NUMBER
(Check One):	/ / Form 10-K	/ / Form 20-F	/ / Form 11-K	/x/ Form 10-Q	/ / Form N-SAR

	For Period Ended:		October 31, 2001

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
StarBridge Global Inc. Full Name of Registrant
Southland Financial, Inc. Former Name if Applicable
Suite 2, 25 Prospect Street Address of Principal Executive Office (Street and Number)
Box Hill, Victoria 3128, Australia City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/x/	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Company files consolidated financial statements that include the accounts of StarBridge Global, Inc., its wholly owned subsidiaries, Cactus Multimedia I, Inc. and Gold Phoenix Associates Limited ("Gold Phoenix"), and its partly owned subsidiary Ai Wei Information Technology Corporation Ltd ("Ai Wei"). Through Gold Phoenix and Ai Wei the Company holds interests in two joint venture projects in China. The Company was unable to collect financial information from these joint ventures in time to prepare consolidated financial statements for its Form 10-QSB.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David A. Turik (Name)	N/A (Area Code)	+61 2 9999 3884 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/x/ Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
/ / Yes /x/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

StarBridge Global Inc. (Name of Registrant as Specified in Character)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 17, 2001	By	/s/ DAVID A. TURIK
President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)